SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For May 20, 2003

PrimaCom AG
(Exact name of registrant as specified in its charter)

Hegelstrasse 61, 55122 Mainz, Germany
(Address of principal executive offices)

(Indicate by check mark whether the registrant filed or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [X]	Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also there furnishing the commission pursuant to Rule 12g3-2 (b) under the securities Exchange Act of 1934.

Yes [ ]	No [X]

If “yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-     .

SIGNATURES
Ordinary Annual General Meeting

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PRIMACOM AG

	By:	/s/ JENS KIRCHER
		Name: Titles:	Jens Kircher Member of the Management Board and Chief Operating Officer

	By:	/s/ STEFAN SCHWENKEDEL
		Name: Titles:	Stefan Schwenkedel Member of the Management Board and Chief Financial Officer
Date: May 20, 2003

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Ordinary Annual General Meeting
of
PrimaCom AG, Mainz
Securitiy ID-No.: 625 910
OTC BB: “PCAGY”

We hereby invite our shareholders to the ordinary Annual General Meeting to be held on Wednesday, June 25, 2003 at 10.00 a.m. at Eltzer Hof, Bauhofstrasse 3a / corner Mittlere Bleiche, 55116 Mainz, Germany

Agenda

1.	Presentation of the approved annual financial statements of PrimaCom AG as per December 31, 2002, the management report for year 2002, the consolidated financial statements of PrimaCom AG as per December 2002 and the group management report for year 2002 as well as the report of the supervisory board for year 2002.

Please note: The company’s annual financial statements as per December 31, 2002, including the management report, the company’s consolidated financial statements as per December 31, 2002 including the group management report as well as the report of the supervisory board for year 2002 are open to inspection at the business premises of PrimaCom AG, An der Ochsenwiese 3, 55124 Mainz, Germany as of this announcement of the general meeting. Upon request, each shareholder will receive a free copy of the documents without undue delay. Orders should be placed with PrimaCom AG, An der Ochsenwiese 3, 55124 Mainz, Germany. The documents will also be open to inspection during the General Meeting. In addition all documents are available for inspection and download in the internet under www.pirmacom.de.

2.	Passing of a resolution relating to the formal approval of the acts of individual members of the management board for the fiscal year 2002

Both the supervisory board and management board propose to give a discharge for the fiscal year 2002 to

•	Prof. Dr. Stefan Schwenkedel, member of the management board since March 1, 2002 and

•	Dr. Jens Kircher, member of the management board since October 1, 2002.

For the remaining members of the management board

•	Hans Wolfert, member of the management board until April 22, 2002 and

•	Paul Thomason, member of the management board September 30, 2002,

both the supervisory board and management board propose not to give a discharge because various business transaction during the term of duty of these members of the management board are currently examined.

3.	Passing of a resolution relating to the formal approval of the acts of the supervisory board for the fiscal year 2002

Both the supervisory board and management board propose to give a discharge to the members of the supervisory board for the fiscal year 2002.

4.	Reelection of tow members of the supervisory board

Upon expiration of the ordinary Annual General Shareholders’ Meeting of June 25, 2003 the terms of office of the so-called “C members” of the supervisory board will expire, i.e. the terms of, Dr. Klaus von Dohnanyi and Mrs. Brigitte Preuss.

According to sections 96, 101 para. 1 AktG in connection with section 9 para. 1 of the articles of association in its currently valid form, the supervisory board comprises of nine members who will all be elected by the General Shareholders’ Meeting.

The supervisory board proposes Dr. Klaus von Dohnanyi and Mrs. Brigitte Preuss to be reelected so-called “C members” of the supervisory board

Mrs. Brigitte Preuss has no other corporate directorships or comparable positions in German or foreign corporate supervisory bodies. Dr. von Dohnanyi is chairman of the supervisory board of Kirow AG, Leipzig, Germany, chairman of the advisory board of Wegweiser GmbH, Berlin, Germany and member of the supervisory board of a:prico AG, Hamburg, Germany.

The C members shall be elected for a term until the expiration of such general meeting which will resolve on the discharge for the fourth fiscal year after the beginning of their terms of office, whereby the fiscal year in which the terms of office have commenced will not be taken into account.

The Annual General Shareholders’ Meeting is not bound to the proposal of the supervisory board for the new supervisory board members to be elected.

5.	Election of the auditor for the fiscal year 2003

The supervisory board proposes to elect Ernst & Young Deutsche Allgemeine Treuhand AG, Wirtschaftsprüfungsgesellschaft, Stuttgart, Frankfurt branch, as auditor for the fiscal year 2003.

Shareholders who have deposited their shares until Wednesday, June 18th, 2003, close of business, at the latest, with (i) the company’s cash register (An der Ochsenwiese 3, 55124 Mainz, Germany), (ii) a German notary public, (iii) a securities clearing and deposit bank authorized to accept shares, or (iv) the depositary bank Landesbank Rheinland-Pfalz — Girozentrale, Hinterlegungsstelle, Große Bleiche 54-56, 55098 Mainz, Germany, and keep the shares there until the end of the general meeting, shall be entitled to participate in the general meeting.

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Moreover, the shares are deemed properly deposited if they have been locked with a credit institution upon approval and on behalf of one of the above mentioned depositaries until the end of the general meeting.

In the event that the shares have been deposited with a German notary public or a securities clearing and deposit bank the certificate to be issued by the notary public or the securities clearing and deposit bank must have been submitted to the company until Friday, June 20th 2003, at the latest.

The vote can also be cast via a representative or a shareholders’ association. The issue of a written power of attorney is required and sufficient for this purpose.

Enquiries and motions

Enquiries and motions of shareholders referring to the agenda items are to be directed to the company no later than two weeks prior to the shareholders’ meeting, thus the latest by June 11th, 2003, using the following address:

PrimaCom AG
Investor Relations
An der Ochsenwiese 3
55124 Mainz / Germany
Tel. ++49 – 6131 9440
Fax ++49 – 6131 944 509
Email: investor@primacom.de

Shareholders’ motions that require publication will be made available immediately upon receipt via the internet under http://www.primacom.de. Possible comments on such motions by management will also be made available via the internet under http://www.primacom.de.

Mainz, in May 2003
PrimaCom AG
The Management Board

This communication shall not constitute the solicitation of any proxy and we will not make any such solicitation except pursuant to a proxy statement meeting the requirements of Rule 14a-3, or an exemption therefrom. If and when we file such a proxy statement with the Securities and Exchange Commission, holders of PrimaCom shares may obtain a free copy of the proxy statement and other documents filed by us at the Commission’s web site at www.sec.gov, or from PrimaCom by directing such request in writing or by telephone to: An der Ochsenwiese 3, 55124 Mainz, Germany, Attention: Mr. Alexander Hoffman, Telephone: +49 (0) 61 31 944 520, , Facsimile: +49 (0) 61 31 944 509.

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